August 9, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Attn:  Kevin Woody, Branch Chief, Division of Corporation Finance

Re:	NorthStar Realty Finance Corp.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010
Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010

Dear Mr. Woody:

Set forth below are the responses of NorthStar Realty Finance Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 27, 2011 (the “Letter”), with respect to the Company’s Form 10-K Amendment No. 1 and Amendment No. 2 for the year ended December 31, 2010 (the “Form 10-K/A’s”) filed on February 29, 2011 and March 18, 2011, respectively.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company.

Form 10-K/A Amendment 1 filed February 28, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Comment No. 1 — Real Estate Debt, page 71

We note your response to comment seven in our letter dated July 15, 2011. We continue to believe that disclosure about yield on new investments is an important trend to highlight for investors. In future Exchange Act reports, to the extent management believes that yields on originations and acquisitions during the period are reasonably indicative of yields during the holding period of new assets, please provide quantitative disclosure regarding the weighted average yields. To the extent that management believes that initial yields are unlikely to be indicative of yields during the holding periods, such as a result of significant market instability, please provide a narrative qualitative discussion of yields on acquisitions that addresses the size of yields relative to your historical portfolio yield that explains the potential for actual yield on new assets during the holding period to deviate due to current market conditions.

Response to Comment No. 1

The Company respectfully notes the Staff’s comment.  Once the Company believes the yields on originations and acquisitions during the period are reasonably indicative of yields during the holding period of new assets, the Company will begin to provide quantitative disclosure in its future Exchange Act periodic reports.

The Company currently believes that initial yields are unlikely to be indicative of yields during the holding periods because yields are heavily based on assumptions that can be highly subjective (especially in light of current market conditions) and can be calculated in various ways.  The Company will provide a qualitative discussion of yields for new originations and acquisitions that explains why the yields may be different for the holding period relative to yields on prior originations and acquisitions due to various factors, such as current market conditions, in future Exchange Act periodic reports, commencing with the Form 10-Q for the quarter ending September 30, 2011.

Form 10-K/A Amendment 2 filed March 18, 2011

Financial Statements

Notes to Consolidated Financial Statements

Comment No. 2 — Fair Value of Financial Instruments, page 25

We note your response to our prior comment 13 in our letter dated July 15, 2011 and we are unable to agree with your conclusion. Please refer to the introductory language in paragraph 2 of ASC 820-10-50, which reads “each interim and annual period separately.”

Please confirm for us that you will provide these disclosures for all periods presented in your future filings.

Response to Comment No. 2

In response to the Staff’s comment, the Company in its Form 10-Q for the quarter ended June 30, 2011 just filed on August 5, 2011, provided the requested fair value disclosure.

* * *

As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Lisa Meyer, Chief Accounting Officer at (212) 547-2662.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:	Jennifer Monick, Securities and Exchange Commission
Albert Tylis, NorthStar Realty Finance Corp.
Ronald Lieberman, NorthStar Realty Finance Corp.
Robert W. Downes, Sullivan & Cromwell LLP
Michael C. Bernstein, Grant Thornton LLP